INTEROIL CORPORATION
VOTING FORM — ELECTION OF DIRECTORS
      You are entitled to a number of votes equal to the number of common shares held by you multiplied by six. You may cast all your votes in favor of one nominee or distribute your votes among any or all nominees. If you vote in favor of the election of more than one nominee without indicating how the votes are to be distributed among the nominees, the votes will be distributed equally among all nominees voted for by you. If NO SPECIFICATION IS MADE, the shares represented by this proxy will be voted for the election of each of the nominees, with such votes being distributed equally among such persons.
Name:

(a) Number of shares held:

(b) Total number of votes: (a) x 6 =

NOMINEE	VOTE FOR	WITHHOLD VOTE

Gaylen Byker

G. Michael Folie

Roger Grundy

Phil E. Mulacek

Edward Speal

Christian Vinson

      The total votes cast for or withheld must not exceed the number calculated in (b) above.